Exhibit 4

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A
DENISON MINES CORP. REPORTS THIRD QUARTER 2011 RESULTS
Toronto, ON — November 3, 2011... Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE AMEX) today reported its financial results for the three months and nine months ended September 30, 2011.
The Company recorded net income of $15,484,000 or $0.04 per share for the three months ended September 30, 2011 compared with a net loss of $5,518,000 or $0.02 per share for the same period in 2010. For the nine months ended September 30, 2011, the Company recorded a net loss of $5,332,000 or $0.01 per share compared to net income of $4,047,000 or $0.01 per share for the same period in 2010.
All amounts in this release are in U.S. dollars unless otherwise indicated.
Financial Highlights

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2011	2010	2011	2010
Results of Operations:
Total revenues	$17,033	$39,883	$60,794	$89,088
Net income (loss)	15,484	(5,518)	(5,332)	4,047
Basic earnings (loss) per share	0.04	(0.02)	(0.01)	0.01
Diluted earnings (loss) per share	0.04	(0.02)	(0.01)	0.01

	As at	As at
	September 30,	December 31,
	2011	2010
Financial Position:
Working capital	$96,459	$133,837
Property, plant and equipment	401,200	342,164
Total assets	556,842	523,003
Total long-term liabilities	$33,855	$38,598
International Financial Reporting Standards
These third quarter 2011 interim consolidated financial statements and other financial information have been prepared using International Financial Reporting Standards (“IFRS”) and the Company’s 2010 comparative financial statements and other financial information have been restated following its IFRS accounting policies.
Revenue
As a result of the events in Japan in March 2011, the uranium spot market demand has declined and the price has been trading in a range of $50.00 to $55.00 per pound. In response to these weaker market conditions, Denison has deferred uranium sales to later in the year.

Uranium sales revenue for the third quarter was $10,341,000 from the sale of 167,000 pounds U3O8 at an average price of $62.04 per pound. Uranium sales for the same period in 2010 were 706,000 pounds U3O8 at an average price of $44.22 per pound resulting in revenue of $31,228,000.
Uranium sales revenue for the nine months ended September 30, 2011 was $34,904,000 from the sale of 550,000 pounds U3O8 at an average price of $63.46 per pound. Uranium sales revenue for the same period in 2010 totaled $65,218,000 from the sale of 1,390,000 pounds U3O8 at an average price of $46.93 per pound.
Vanadium sales revenue for the three months ended September 30, 2011 was $849,000 from the sale of 144,000 pounds of V2O5 equivalent at an average price of $5.89 per pound. During the same period in 2010, vanadium sales revenue was $3,794,000 from the sale of 534,000 pounds of V2O5 equivalent at an average price of $7.11 per pound. For the nine months ended September 30, 2011, vanadium sales revenue was $11,550,000 from the sale of 1,802,000 pounds V2O5 equivalent at an average price of $6.41 per pound compared to $10,038,000 from the sale of 1,375,000 pounds V2O5 equivalent at an average price of $7.30 per pound for the nine months ended September 30, 2010.
Inventory available for sale was 502,000 pounds U3O8 at September 30, 2011. Based on spot prices at September 30, 2011, this inventory had a value of $26,355,000. The Company currently has no vanadium in inventory available for sale.
Revenue from the environmental services division (“DES”) for the three and nine months ended September 30, 2011 was $5,064,000 and $12,195,000 compared to $4,116,000 and $11,271,000 in the same periods in 2010. Revenue from the Company’s management contract with Uranium Participation Corporation for the three and nine months ended September 30, 2011 was $449,000 and $1,476,000 compared to $409,000 and $2,089,000 in the same periods in 2010. The decrease is due to transaction fees received in the first quarter of 2010.
Operating Expenses
The McClean Lake mill is on stand-by and Denison’s share of stand-by costs for the three and nine months ended September 30, 2011 totaled $181,000 and $598,000 respectively.
Uranium and vanadium production at the White Mesa mill for the three and nine month periods are shown below:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
(Pounds)	2011	2010	2011	2010

Uranium Production	88,000	356,000	767,000	824,000
Vanadium Production	—	1,045,000	1,290,000	1,956,000
As planned, conventional ore processing ceased at the end of June for maintenance work and is planned to resume in November of 2011. Alternate feed processing is continuing.
At September 30, 2011, a total of 90,600 tons of conventional ore was stockpiled at the mill containing approximately 614,000 pounds U3O8 and 886,000 pounds V2O5. The Company also has approximately 554,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at September 30, 2011.
U.S. production costs1 for the three months and nine months ended September 30, 2011 were $23.64 and $46.54 per pound U3O8. Production costs were $37.42 and $38.22 per pound U3O8 in the three months and nine months ended September 30, 2010. Production costs for the recent quarter are down due to the mill processing alternate feed only. For the nine-month period, the costs are higher than last year due to a change in mill feed sources, lower vanadium recoveries and higher reagent costs.
Other
Operating costs for the three and nine months ended September 30, 2011 include recoveries of $232,000 and $17,000 relating to the change in net realizable value on the Company’s vanadium inventory. For the three and nine months ended September 30, 2010 operating costs include recoveries of $3,213,000 and $13,175,000 respectively relating to the change in net realizable value provisions of the Company’s uranium and vanadium inventory. Operating costs also include expenses relating to DES amounting to $4,825,000 for the three months and $11,660,000 for the nine months in 2011 compared to $3,484,000 and $9,874,000 respectively for the same periods in 2010.

[1]
Production costs, which is a non-gaap measure, include the costs of mining the ore fed to the mill in the period plus the costs of milling the ore less a credit for vanadium produced in the period and excluding depreciation and amortization.

Mineral Property Exploration
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended September 30, 2011 exploration expenditures totaled $6,917,000 and $12,558,000 for the nine months ended September 30, 2011 as compared to $2,556,000 for the three months ended September 30, 2010 and $6,050,000 for the nine months ended September 30, 2010.
During the quarter, activity in the Athabasca Basin region of northern Saskatchewan was focused on the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $2,541,000 for the three months ended September 30, 2011 and totaled $6,264,000 for the nine months ended September 30, 2011. For the three months ended September 30, 2010, Canadian exploration spending totaled $1,756,000 and $4,881,000 for the nine months ended September 30, 2010.
The 55 hole, 24,000 metre summer drilling program at Wheeler River was completed. The program expanded Zone A and the new structures identified provide potential increases for both Zones A and B which will be followed up in 2012. Some of the very high-grade uranium intercepts included hole WR-409 which returned 10.07% eU3O8 over 4.1 metres and WR-419 which intersected 5.1 metres grading 10.97% eU3O8, both of which were in Zone A of the Phoenix Deposits. In Zone B, WR-421 returned 19.13% eU3O8 over 2.1 metres. Based on internal estimates, Denison believes that the results from the 2011 drill program could potentially lead to an increase in Denison’s mineral resource estimates in Zone A by 10 to 15 million pounds U3O8. However, there has been insufficient exploration to properly define an increase in the mineral resource estimate at this time. Moreover, it is not certain that further exploration will result in the categorization of additional mineral resource estimates in accordance with the requirements of National Instrument 43-101 (“NI 43-101”).
Exploration expenditures of $2,802,000 and $3,771,000 for the three and nine months ended September 30, 2011 compared to $486,000 for the three months and $841,000 for the nine months ended September 30, 2010 were incurred in Mongolia on the Company’s joint venture properties. Exploration and definition drilling totaling approximately 51,000 metres was completed on GSJV licence areas in 2011. At the Hairhan, Haraat and Gurvan Saihan licence areas, drilling totaling 14,800 metres was directed toward determining the extent of potential mineralized horizons to support delimiting boundaries for mining licence applications. At the Ulziit project, 27,900 metres of drilling was conducted to confirm mineralization initially discovered in 2008. Based on the 2011 drilling at Ulziit, an initial resource estimate, in compliance with Mongolian requirements, is being prepared. At the Urt Tsav/Hokh Tolgoi licence area, reconnaissance drilling confirmed the presence and continuity of a mineralized channel system; further exploration is warranted on the licence. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian Government as to 15% and Geologorazvedka, a Russian entity, as to 15%. Under the Nuclear Energy Law, the Government of Mongolia could acquire a 34% to 51% interest at no cost to the Government. Discussions are underway with the Mongolian Government regarding resolution of the ownership structure of the GSJV and issuance of mining licences.
Exploration expenditures of $1,052,000 and $1,951,000 for the three and nine months ended September 30, 2011 were incurred on the Company’s Mutanga project in Zambia compared to $13,000 and $24,000 for the three and nine months ended September 30, 2010. The Company completed its Phase 2 drilling program which totalled approximately 9,600 metres aimed at further delineating and expanding the mineralization in Dibwe East Zones 1 and 2. Denison intends to prepare revised mineral resource estimates for the Mutanga Project in accordance with the requirements of NI 43-101 early in first quarter 2012.
White Canyon Uranium Limited Acquisition
On June 17, 2011, Denison’s offer to acquire all of the outstanding shares of White Canyon Uranium Limited (“WCU”) closed with 96.98% of shares outstanding accepting the offer. Compulsory acquisition proceedings to acquire the remaining shares of WCU were completed in early August, 2011.
Denison’s cash offer of AU$0.24 per WCU share resulted in a total purchase price of US$61,027,000 (AU$57,163,000). Consideration for the initial 96.98% interest was paid on July 1, 2011 and payment for the remaining shares was made in early August 2011.
WCU’s key assets are located in southeastern Utah, near Denison’s White Mesa mill. Its holdings comprise 100% interests in the Daneros producing mine, the Lark Royal advanced project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects, covering approximately 15,500 acres in the Red Canyon district. WCU commenced production of uranium ore in December 2009 from its 100% owned Daneros uranium mine.

Liquidity & Capital Resources
Cash and cash equivalents were $52,764,000 at September 30, 2011 compared with $97,554,000 at December 31, 2010. The decrease of $44,790,000 was due primarily to cash used in operations of $24,108,000, the acquisition of WCU totaling $59,704,000, and expenditures on property, plant and equipment totaling $18,999,000, offset by common share issues totaling $62,444,000.
Net cash used in operating activities of $24,108,000 during the nine months ended September 30, 2011 is comprised of net loss for the period adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include a decrease in accounts payable and accrued liabilities of $5,002,000, an increase of $26,175,000 in inventories and a decrease of $12,120,000 in trade and other receivables.
Net cash used in investing activities was $80,988,000 consisting primarily of the acquisition of WCU of $59,704,000, expenditures on property, plant and equipment of $18,999,000 and an increase in restricted cash of $3,433,000.
Net cash from financing activities totaled $62,291,000 consisting of $62,444,000 from the issue of common shares less $153,000 repayment of debt obligations.
In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $44,790,000 during the period.
The Company has in place a revolving credit facility for up to $35,000,000. The facility expires on June 29, 2012. Bank indebtedness under the facility at September 30, 2011 was nil; however, $9,252,000 of the line is used as collateral for certain letters of credit.
Outlook for 2011
The Company plans to process Daneros and Arizona 1 ore commencing November 2011. Uranium production is expected to remain at 1.2 million pounds U3O8. Vanadium production will be approximately 1.3 million pounds V2O5.
Uranium sales are expected to be approximately 1.2 million pounds of U3O8. Vanadium sales will be approximately 1.8 million pounds V2O5 in 2011.
Qualified Person
The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or under the supervision of Lawson Forand, the Company’s Exploration Manager Saskatchewan, and Terry Wetz, Director of Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101.
Conference Call
Denison is hosting a conference call on Friday, November 4, 2011 starting at 9:00 A.M. (Toronto time) to discuss the third quarter 2011 results. The webcast will be available live through a link on Denison’s website www.denisonmines.com and by telephone at 416-340-2216. A recorded version of the conference call will be available by calling 905-694-9451 (password: 2461552) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.
Additional Information
Denison’s interim financial statements for the nine months ended September 30, 2011 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.
Additional information, including the Company’s 2010 Annual Report containing the Company’s consolidated financial statements and related management’s discussion and analysis for its year ended December 31, 2010, and its annual information form and Form 40-F, are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.
About Denison
Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For further information contact:

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.